Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

June 30, 2019

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three and six months ended June 30, 2019. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as applicable to interim financial reporting. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 24.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 19.

The effective date of this MD&A is July 31, 2019.

June 30, 2019	Page| 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

June 30, 2019	Page| 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	OVERVIEW

Financial results and review of operations for second quarter 2019

●	Oyu Tolgoi achieved another strong All Injury Frequency Rate of 0.12 per 200,000 hours worked during the six months ended June 30, 2019.

●

During Q2’19, Oyu Tolgoi produced 39,156 tonnes of copper and 71,825 ounces of gold, with copper guidance remaining unchanged while the upper range of gold production has been increased from 220,000 to 230,000 ounces.

●

Revenue of $382.7 million in Q2’19 is an increase of 12% over Q2’18 primarily reflecting the large increase in gold production as Oyu Tolgoi benefitted from the processing and sale of Phase 4 ore in Q2’19 that contained higher gold content.

●	For Q2’19, Oyu Tolgoi cost of sales was $2.19 per pound of copper sold, C1 cash costs were $0.79 per pound of copper produced, and all-in sustaining costs were $1.54 per pound of copper produced.

●	Operating cash costs[1] of $206.7 million in Q2’19 increased 2.5% over Q2’18. This was principally due to higher royalty costs associated with higher sales revenue and higher power study costs.

●

For Q2’19, the Company recorded a loss of $736.7 million, and a loss attributable to owners of Turquoise Hill of $446.5 million or $0.22 loss per share. Results reflect the impact of adjustments made for the $0.6 billion impairment of the Oyu Tolgoi cash-generating unit and deferred tax asset de-recognition adjustments in the period.

●

At the end of June 2019, Turquoise Hill has approximately $3.0 billion of available liquidity, split between remaining project finance proceeds of $1.4 billion and $1.6 billion of cash and cash equivalents. In addition, we expect to generate free cash flow at our existing open pit operations which will also be available to help fund the underground development. We currently expect to have enough liquidity to fund our operations and underground development through the end of 2020.

●

Capital expenditures for 2019 on a cash-basis for open-pit operations are unchanged at $150 million to $180 million. For underground development, we now expect capital expenditures of $1.1 billion to $1.2 billion compared with the $1.3 billion to $1.4 billion previously disclosed.

●	During Q2’19 underground expansion spend was $292.0 million, resulting in total project spend since January 1, 2016 of approximately $2.9 billion.

●	Turquoise Hill generated cash flow from operating activities before interest and taxes of $262.6 million in Q2’19, an increase of 75.5% versus Q2’18.

●	Underground development progressed during Q2’19, with 3.2 total equivalent kilometres completed during the quarter.

●	Since the restart of underground development, 24.4 total equivalent kilometres and 18.9 equivalent kilometres of lateral development have been completed.

●	Shaft 2 Rope up preparation was well advanced in Q2’19 and related work is expected to continue through Q3’19.

●	Shafts 3 and 4 are progressing well and as of June 30, 2019 were 52 metres and 80 metres below the shaft collar respectively.

[1]	Please refer to Section 14 – NON-GAAP MEASURES – on page 20 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●

Improved rock mass information and geotechnical data modelling has confirmed that there are stability risks associated with components of the existing mine design. Therefore, to address these risks, Rio Tinto, in its role as manager of Oyu Tolgoi, has advised that it continues to review mine design options for the completion of the underground development of Oyu Tolgoi. These options include assessment of the impact of the mid-access drives, location of the on-footprint components of the ore handling system, the sequence of crossing the panel boundaries during mining operations, and an option that alters the panel boundary approach and would leave temporary pillars in ore that would then be recovered later in the mine life, sub-blocking the previously planned three panels into five or more panels.

●	Given the further technical work that is needed, the definitive estimate review is now expected to be delivered in the second half of 2020, reflecting the preferred mine design approach.

●

Preliminary estimates indicate that sustainable first production could be delayed by 16 to 30 months compared with the Q1’21 estimate in the original feasibility study guidance in 2016, and the development capital spend for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed.

●	All infrastructure developed to date remains usable and in appropriate locations with no material expenditure as of June 30, 2019 that is not required for first or ongoing production.

●

The Company received an automatic notice from the New York Stock Exchange (the “NYSE”) on July 31, 2019 that the Company is no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common shares has fallen below US$1.00 per share over a consecutive 30 trading-day period. The Company will notify the NYSE that it intends to pursue measures to cure the share price non-compliance. Further details can be found below, under Corporate Activities.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2.	SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting. The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

($ in millions, except per share information)		Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2019	2019	2018	2018

Revenue	$382.7	$352.7	$346.2	$246.5

Income (loss) for the period	$(736.7)	$105.2	$95.0	$15.2

Income (loss) attributable to owners of Turquoise Hill	$(446.5)	$111.2	$101.0	$53.2

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$(0.22)	$0.06	$0.05	$0.03

		Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2018	2018	2017	2017

Revenue	$341.7	$245.6	$251.7	$246.9

Income for the period	$204.4	$79.7	$33.9	$47.7

Income attributable to owners of Turquoise Hill	$171.3	$85.7	$51.1	$65.3

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.09	$0.04	$0.03	$0.03

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarized below.

Change in revenue over the periods presented has resulted mainly from variable metal prices combined with changes in sales volume. Revenue for the quarter ended September 30, 2018 and the three consecutive quarters ended March 31, 2018 were broadly consistent. Revenue for the quarter ended June 30, 2018 was higher primarily due to increased concentrate sales volumes that benefitted from improved border logistics enabling inventory accumulated mainly during the quarter ended March 31, 2018 force majeure to be sold. Revenue for the three consecutive quarters ended June 30, 2019 was higher due to the increased gold revenues driven by the significant increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold content.

Change in income (loss) over the periods presented resulted mainly from the changes in revenue noted above and adjustments made for impairment charges and deferred tax assets.

Loss for the quarter ended June 30, 2019 was impacted by a $0.6 billion impairment charge to the Oyu Tolgoi cash-generating unit. The Company determined an indicator for impairment resulting from the matters announced on July 15, 2019, wherein the Company provided an update on the Oyu Tolgoi underground project, which noted a projected increase in underground development capital of ranging between $1.2 billion and $1.9 billion over the $5.3 billion previously disclosed, as well as a range of possible further delays to sustainable first production (now expected between May 2022 and June 2023). Further, the Company indicated an expected delay in completion of the definitive estimate until the second half of 2020. Therefore, the Company has re-assessed the recoverable amount of the Oyu Tolgoi cash-generating unit to be $8.7 billion compared to a carrying value of $9.3 billion, leading to an impairment charge of $0.6 billion at June 30, 2019. Refer to note 11 within the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2019.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Income for the period in each of the consecutive quarters ended September 30, 2017 to June 30, 2018 and then in the quarter ended December 31, 2018, was positively impacted by deferred tax asset recognition adjustments of $77.8 million, $28.0 million, $32.4 million, $145.3 million and $6.2 million respectively. Conversely, income (loss) in the quarters ended September 30, 2018, March 31, 2019 and June 30, 2019 was negatively impacted by deferred tax asset de-recognition adjustments of $8.1 million, $25.7 million and $252.8 million respectively. The adjustment to deferred tax assets in the quarter ended June 30, 2019 was primarily due to updated operating assumptions in mine planning during the period, resulting primarily from timing of sustainable first production noted above as well as the revised estimates of underground development capital. Refer to note 14 within the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2019.

3.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity. Turquoise Hill is 50.8% owned by Rio Tinto plc, one of the world’s largest metals and mining corporations.

Loss in Q2’19 was $736.7 million compared with income of $204.4 million in Q2’18. The principal reason for this change is the impairment charge of $0.6 billion recorded in Q2’19. The other reason is the $0.4 billion difference in deferred tax asset recognition in Q2’19 when compared to Q2’18. Both items were impacted by the Company’s update on the Oyu Tolgoi underground project which was affected by a range of possible further delays to sustainable first production now expected between May 2022 and June 2023, compared with the previous estimate of Q1’21. Additionally, both items were also affected by a projected increase in underground development capital ranging between $1.2 billion and $1.9 billion above the $5.3 billion previously disclosed. These adjustments increased the loss in Q2’19 when compared to Q2’18 and were partly offset by the $41.0 million increase in sales revenue in Q2’19 versus Q2’18 driven primarily by the increased gold revenue in the period arising from the higher gold production, partly offset by the impact of lower copper prices.

Cash generated from operating activities in Q2’19 was $141.5 million compared to cash generated of $48.4 million in Q2’18. Cash generated from operating activities before interest and tax was $262.6 million in Q2’19 compared to $149.6 million in Q2’18 primarily reflecting the impact of higher sales revenue and benefits incurred from movements in working capital. Interest paid in Q2’19 totalled $139.8 million compared to $118.6 million in Q2’18 reflecting the bi-annual payment of interest on the project finance facility, with the amount paid increasing due to higher LIBOR rates in the period.

Capital expenditure on property, plant and equipment was $335.0 million on a cash basis in Q2’19 compared with $318.0 million in Q2’18, attributed principally to underground development ($292.0 million) with the remainder related to open-pit activities.

Turquoise Hill’s cash and cash equivalents at June 30, 2019 were $1.6 billion.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 105,000 tonnes per day. Concentrator throughput for 2019 is targeted at 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia (Government). Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016. Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft 1.

At the end of Q2’19, Oyu Tolgoi had a total workforce (employees and contractors), including underground project construction, of approximately 15,500, of which 92% were Mongolian.

Safety performance

Underground development by its nature increases specific levels of safety risk and reinforces why safety is Oyu Tolgoi’s main priority. The mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an industry-leading All Injury Frequency Rate of 0.12 per 200,000 hours worked for the six months ended June 30, 2019. In addition, there are other safety metrics that are common in the mining industry, utilized by Oyu Tolgoi to continuously monitor safety performance.

Underground development progress

Turquoise Hill, in conjunction with Rio Tinto, in its role as manager of Oyu Tolgoi and underground construction contractor, continues to review mine design options for the completion of the underground development of the Oyu Tolgoi mine and assess the impact on overall cost and schedule for the underground development. As previously disclosed in connection with Turquoise Hill’s project development update on February 26, 2019, this review will result in a revised development plan reflecting appropriate risk reduction efforts.

Shaft 2 construction work is progressing well and holding to the October 2019 commissioning schedule. Shaft 2 auxiliary hoist and emergency hoist inspections have been conducted and regulatory approval has been received. These hoists are now in use for the final Shaft 2 installation and commissioning work. Turquoise Hill completed an independent review of the construction and preparation for rope up in July verifying this schedule and the associated risks. Service hoist no-load commissioning commenced in June. Rope up work commenced in late July on the first of the two remaining hoists to be commissioned in Shaft 2. The service cage is at the shaft collar ready for installation and the service hoist counterweight has been installed in the shaft. The Shaft 2 jaw crusher has been no-load commissioned and is ready for load commissioning once the production hoist rope up is completed.

Improved rock mass information and geotechnical data modelling has confirmed that there are stability risks associated with components of the existing mine design. Therefore, to address these risks, a number of mine design options are under consideration to complete the project. These options include assessment of the impact of the mid-access drives, location of the on-footprint components of the ore handling system, the sequence of crossing the panel boundaries during mining operations, and an option that alters the panel boundary approach and would leave temporary pillars in ore that would then be recovered later in the mine life, sub-blocking the previously planned three panels into five or more panels.

A number of options are being evaluated to determine the final design of “Panel 0,” and this work is anticipated to continue into early 2020. Following a period of additional data collection and model updates, two phases of geotechnical modelling work are planned to inform staged mine design updates. The geotechnical modelling is expected to continue into early 2020 with final design decisions to be made at this time. A period of detailed design, schedule and cost estimation will follow resulting in the delivery of a final definitive estimate in the second half of 2020, reflecting the preferred mine design approach.

All options under consideration present a clear pathway to sustainable first production, albeit with different cost and schedule implications. To date, these have been defined to a level of accuracy associated with a

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

conceptual study or order of magnitude study; therefore, significantly more work is required to complete the final assessment. All infrastructure developed to date remains usable and in appropriate locations with no material expenditure as of June 30, 2019 that is not required for first or ongoing production.

Based on these options, preliminary estimates indicate that sustainable first production could be delayed by 16 to 30 months compared to the original feasibility study guidance in 2016. This range includes contingency of up to eight months2 reflecting the unexpected and challenging geotechnical issues, complexities in the commissioning of Shaft 2, and reflects the detailed work still required to reach a more precise estimate. The development capital spend for the project may increase by $1.2 to $1.9 billion, inclusive of contingency, over the $5.3 billion previously disclosed. This results in sustainable first production now being expected between May 2022 and June 2023. The first drawbell is now expected between October 2021 and September 2022, and is delayed by 16 to 30 months. The range of project durations under consideration are largely driving the differences in capital costs estimated to complete the project and the increase includes the Shaft 2 delay related costs. These ranges incorporate a range of productivity assumptions, and a new program of productivity work is underway at site to optimize performance as well as ongoing technical review to guide the final inputs into the definitive estimate.

In addition to working closely with Rio Tinto, Turquoise Hill has engaged independent third-party consultants to provide the company with insights into the planning and estimate process currently underway, as well as progress of key construction work at the mine site. Current information indicates that Oyu Tolgoi mineral reserves will not be materially impacted by the Hugo North mine design options being considered; however, ongoing reviews will be conducted as the work progresses.

The Company will continue to focus on minimizing the impact to the project schedule and cost as it works through the detailed analysis and testing of each mine design option, and work continues concurrently to finalize the critical underground infrastructure and shaft construction.

Underground development progressed 3.2 total equivalent kilometres during the quarter. Since the restart of underground development, 24.4 total equivalent kilometres and 18.9 equivalent kilometres of lateral development have been completed. The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres1)
2016	1.6	1.5	3.0
2017	6.1	4.8	31.7
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Total	24.4	18.9	134.8

                                 Notes:

                                 1.          Totals may not match due to rounding.

This period also witnessed the completion of final construction activities including the central heating plant upgrade, the mine dry, offices and control room facility. Shafts 3 and 4 are progressing well and as of June 30, 2019 were 52 metres and 80 metres below the shaft collar respectively. In June, the team achieved a record 1,000 metres of lateral underground development. We also commissioned the surface discharge conveyor, which links Shaft 2 to the existing overland conveyor.

2 As described above, the level of accuracy of these estimates is preliminary in nature and subject to a range of variables. The confidence level of these estimates is at a level associated with a Conceptual or Order of Magnitude Study, and further work is required between now and the second half of 2020 to refine the mine design options and study them to a level of confidence and accuracy associated with Feasibility Study quality estimates. The estimate of up to 8 months contingency is the result of the use of simulation techniques to assign an appropriate level of contingency to the deterministic schedule.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi spent $292.0 million on underground expansion during Q2’19. Total underground project spend from January 1, 2016 to June 30, 2019 was approximately $2.9 billion. Underground project spend on a cash basis includes expansion capital, VAT and capitalized management services payment and excludes capitalized interest. In addition, Oyu Tolgoi had further capital commitments3 of $0.9 billion as of June 30, 2019.

Since the restart of project development, Oyu Tolgoi has committed over $2.6 billion to Mongolian vendors and contractors.

Q2’19 open-pit operations performance

Key financial metrics for Q2’19 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	2Q 2018	3Q 2018	4Q 2018	1Q 2019	2Q 2019	1H 2019	1H 2018	Full Year 2018

Revenue	341.7	246.5	346.2	352.7	382.7	735.4	587.3	1,180.0
Revenue by metals in concentrates
Copper	273.7	180.4	210.3	223.9	232.4	456.3	475.8	866.5
Gold	64.1	63.3	132.7	125.7	146.8	272.5	104.3	300.4
Silver	4.0	2.9	3.0	3.1	3.5	6.6	7.2	13.1
Cost of sales	239.6	181.0	187.7	169.1	224.7	393.8	408.5	777.2
Production and delivery costs	174.2	135.9	143.3	126.0	170.1	296.1	288.8	568.0
Depreciation and depletion	64.1	45.2	44.6	44.6	54.6	99.2	119.7	209.5
Capital expenditure on cash basis	318.0	328.8	371.8	325.3	335.0	660.3	603.8	1,304.3
Underground	291.2	304.8	347.3	296.4	292.0	588.4	561.7	1,213.8
Open pit(2)	26.8	24.0	24.5	28.9	43.0	71.9	42.0	90.5
Royalties	20.3	15.5	20.1	19.7	20.7	40.4	35.2	70.8
Operating cash costs(3)	201.7	196.4	242.3	198.1	206.7	404.8	378.4	817.1
Unit costs ($)
Cost of sales (per pound of copper sold)	2.36	2.28	2.12	1.99	2.19	2.10	2.30	2.25
C1 (per pound of copper produced)(3)	1.72	1.65	1.24	0.77	0.79	0.78	1.74	1.59
All-in sustaining (per pound of copper produced)(3)	2.42	2.29	2.01	1.45	1.54	1.48	2.25	2.20
Mining costs (per tonne of material mined)(3)	2.12	2.18	2.28	2.10	2.05	2.07	2.03	2.13
Milling costs (per tonne of ore treated)(3)	6.70	7.38	6.82	8.06	6.17	7.06	7.05	7.11
G&A costs (per tonne of ore treated)	2.25	3.43	4.55	3.65	3.34	3.35	2.08	3.03

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to Section 14 – NON-GAAP MEASURES – on page 21 of this MD&A for further information.

Revenue of $382.7 million in Q2’19 increased 12.0% compared to $341.7 million in Q2’18. This increase was primarily due to the 44% increase in gold production, as Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold content in Q2’19. This was partly offset by lower copper revenue driven by the 11.0% decrease in average copper prices in Q2’19 compared to Q2’18.

Cost of sales for Q2’19 was lower at $224.7 million compared to $239.6 million in Q2’18, which was due primarily to the reduced depreciation and depletion on certain long-lived assets reaching the end of their depreciable lives during 2018.

3 Please refer to Section 14 – NON-GAAP MEASURES – on page 20 of this MD&A for further information.

June 30, 2019	Page| 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Capital expenditure on a cash basis for Q2’19 was $335.0 million compared to $318.0 million in Q2’18, comprising amounts attributed to the underground project and open-pit activities of $292.0 million and $43.0 million, respectively.

Total operating cash costs4 at Oyu Tolgoi were $206.7 million in Q2’19 compared to $201.7 million in Q2’18, which was principally due to higher royalty costs associated with higher sales revenue and higher power study costs. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $2.19 per pound of copper sold in Q2’19 compared with $2.36 per pound of copper sold in Q2’18, reflecting the impact of reduced depreciation and depletion due to certain long-lived assets reaching the end of their depreciable lives during 2018.

Oyu Tolgoi’s C1 cash costs5 in Q2’19 were $0.79 per pound of copper produced, a substantial decrease from $1.72 per pound of copper produced in Q2’18, primarily due to the benefit incurred from the gold credits arising from the $82.7 million increase in gold revenue from Q2’18 to Q2’19. In addition, unit C1 cash costs benefitted from a higher deferred stripping offset as a result of differences in mine sequencing in the periods.

All-in sustaining costs5 in Q2’19 were $1.54 per pound of copper produced, compared with $2.42 per pound of copper produced in Q2’18. Consistent with C1 cash costs, this decrease was primarily due to the impact of higher gold sales together with higher deferred stripping offset in mining costs. The decrease in all-in sustaining costs was partly offset by an increase in the amount of sustaining capital expenditure in the period together with increased royalty expenses associated with higher sales revenue and increased power plant study costs.

Mining costs5 in Q2’19 were $2.05 per tonne of material mined compared with $2.12 per tonne of material mined in Q2’18. The decrease was mainly due to higher material mined driven by increased truck payload partly offset by higher fuel and tire costs associated with increased cycle time as the open pit deepens.

Milling costs5 in Q2’19 were $6.17 per tonne of ore treated compared with $6.70 per tonne of ore treated in Q2’18. The decrease was mainly due to lower maintenance costs and lower operating supply costs such as lower grinding media costs.

G&A costs in Q2’19 were $3.34 per tonne of ore treated compared with $2.25 per tonne of ore treated in Q2’18. The increase was due to higher power study costs during Q2’19 compared to Q2’18.

[4]	Please refer to Section 14 – NON-GAAP MEASURES – on page 20 of this MD&A for further information.
[5]	Please refer to Section 14 – NON-GAAP MEASURES – on page 20 of this MD&A for further information.

June 30, 2019	Page| 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key operational metrics for Q2’19 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q 2018	3Q 2018	4Q 2018	1Q 2019	2Q 2019	1H 2019	1H 2018	Full Year 2018

Open pit material mined (‘000 tonnes)	22,792	22,523	22,863	23,943	24,408	48,351	45,923	91,310
Ore treated (‘000 tonnes)	10,164	9,652	9,361	9,255	10,394	19,649	19,725	38,738
Average mill head grades:
Copper (%)	0.48	0.51	0.55	0.57	0.46	0.51	0.50	0.51
Gold (g/t)	0.26	0.38	0.56	0.58	0.31	0.44	0.25	0.36
Silver (g/t)	1.17	1.19	1.22	1.25	1.20	1.23	1.24	1.22
Concentrates produced (‘000 tonnes)	178.8	179.8	189.0	210.1	180.6	390.7	356.1	724.9
Average concentrate grade (% Cu)	22.0	21.9	21.9	21.8	21.7	21.8	22.0	21.9
Production of metals in concentrates:

Copper (‘000 tonnes)	39.4	39.4	41.5	45.8	39.2	85.0	78.2	159.1
Gold (‘000 ounces)	50	77	117	120	72	192	92	285
Silver (‘000 ounces)	225	230	238	247	238	486	446	914
Concentrates sold (‘000 tonnes)	220.0	171.9	191.4	184.9	225.3	410.3	383.1	746.4
Sales of metals in concentrates:
Copper (‘000 tonnes)	46.1	36.0	40.2	38.5	46.6	85.1	80.4	156.7
Gold (‘000 ounces)	51	55	111	98	116	213	82	248
Silver (‘000 ounces)	250	201	216	200	245	445	456	873
Metal recovery (%)
Copper	79.7	80.9	84.8	83.8	80.2	82.2	79.6	81.4
Gold	59.8	64.7	71.7	70.1	63.6	68.2	57.6	65.2
Silver	58.4	62.8	67.1	63.2	59.2	61.2	56.4	60.9

Copper production in Q2’19 decreased 0.6% over Q2’18 due to decreased head grade. Gold production in Q2’19 increased 43.7% over Q2’18 due to a 19% increase in head grade resulting from the increased contribution of Phase 4A. Mill throughput in Q2’19 increased 2.3% over Q2’18 benefitting from increased mill availability.

Operational outlook

2019 operational guidance for copper in concentrates remains in the 125,000 to 155,000 tonnes range while the upper production range of gold in concentrates has been increased from 220,000 to 230,000 ounces. Open-pit operations are expected to continue transitioning from the higher grade Phase 4 ore, to the lower grade Phase 6 ore through the remainder of the year. Mill throughput for 2019 is expected to be approximately 40 million tonnes and it includes the processing of some material from mine stockpiles. Average gold mill head grades are expected to decline significantly over the remainder of 2019, particularly in the second half as softer, lower grade Phase 6 ore, and some material from mine stockpiles are processed. Average copper mill head grades are also expected to be lower over the remainder of the year. However, the Company remains on track to achieve full year copper and gold production guidance.

Operating cash costs for 2019 are expected to be $800 million to $850 million.

Capital expenditures for 2019 on a cash-basis for open-pit operations are unchanged at $150 million to $180 million. For underground development, we now expect capital expenditures of $1.1 billion to $1.2 billion compared with the $1.3 billion to $1.4 billion previously disclosed. Open-pit capital is mainly comprised of deferred stripping, equipment purchases, maintenance componentization and tailings storage facility construction. Underground development capital includes both expansion capital and VAT.

June 30, 2019	Page| 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The 2019 C1 cash cost guidance of $1.75 to $1.95 per pound of copper produced assumed the midpoint of expected 2019 copper and gold production ranges and a gold price of $1,281 per ounce. 2019 C1 cash costs are now expected to be at the lower end of the range due to the impact of the increase in the gold production guidance provided above. Q2’19 C1 cash costs of $0.79 per pound of copper produced were below the full year expected range due to the impact of higher gold sales revenue driven by the 72,000 ounces of gold in concentrates produced in the second quarter of 2019 (against an expected full year production of up to 230,000 ounces). Gold production is expected to decline significantly over the remainder of 2019 which is expected to lead to the average annual C1 cash costs to remain within the guidance range.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of June 30, 2019, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $5.5 billion, including accrued interest of $1.0 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of June 30, 2019, the cumulative amount of such funding was $1.1 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.6 billion.

At the end of June 2019, Turquoise Hill has approximately $3.0 billion of available liquidity, split between remaining project finance proceeds of $1.4 billion, which are drawn and currently deposited with Rio Tinto, and $1.6 billion of cash and cash equivalents. In addition, we expect to generate free cash flow at our existing open pit operations, which will also be available to help fund the underground development.

We currently expect to have enough liquidity to fund our operations and underground development through the end of 2020. Taking into consideration the estimated impacts of recently announced increases to underground development capital as well as delays to first sustainable production, the Company expects to need incremental financing to sustain its underground development beyond 2020. Important variables impacting the ultimate amount of additional financing required include: the amount of incremental underground development capital needed, timing of sustainable first production and its resulting cash flows, timing of principal repayments drawn on the project finance facility and the amount of cash flow that can be generated from open-pit operations. As has been previously noted, Turquoise Hill and Oyu Tolgoi have the option to raise additional external financing to assist in funding underground development going forward including during commissioning and ramp up.

Turquoise Hill continues to evaluate the impact of the estimated delays to sustainable first production, which were announced on July 15, 2019, as well as increases in underground capital expenditure on its cash flows, liquidity and financing projections, and will update the market in conjunction with the progression of the definitive estimate review.

Additionally, Oyu Tolgoi is currently undertaking a feasibility study and is in discussions with the Government to progress the construction of a coal-fired power plant and related infrastructure at Tavan Tolgoi. While it is necessary to await the completion of this study to reliably estimate the associated cost, and further to await the outcome of related negotiations to determine the quantum of Oyu Tolgoi’s funding requirement, there is a provision under the existing project finance documentation to increase Oyu Tolgoi’s current total debt capacity of $6.0 billion to assist in funding an expansion facility, such as a Tavan Tolgoi-based power plant and related infrastructure.

Oyu Tolgoi Power Supply

As previously disclosed, a long-term source of power for Oyu Tolgoi must be sourced domestically within four years of February 15, 2018, in accordance with the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement). The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government on December 31, 2018 provides a binding framework and pathway forward for the construction of a Tavan Tolgoi-based power project, as well as establishes the basis for a long-term

June 30, 2019	Page| 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

domestic power solution for the mine. Construction is currently expected to start in 2020 following further studies and commissioning of the power plant is scheduled for mid-2023. Oyu Tolgoi LLC has developed the technical specifications for the plant, commenced a competitive tender process with a view to awarding a “turnkey” engineering, procurement and construction (EPC) contract for its construction, and is progressing related commercial arrangements, including financing. The power plant will be majority owned by Oyu Tolgoi LLC and will be situated close to the Tavan Tolgoi coalfields. The Company continues to work with the Government of Mongolia toward satisfying the milestones outlined in the PSFA. Although certain milestones due in 2019 are delayed, the Company is in ongoing discussions with the Government of Mongolia around satisfying their delivery. The Company continues to work toward commencement of construction of the Tavan Tolgoi Power Plant by March 31, 2020.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a 60-working-day negotiation period. The parties were unable to reach a resolution during the 60-working-day period; however, the parties have continued discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

Turquoise Hill remains of the opinion that Oyu Tolgoi has paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group’s fieldwork has been completed and they were expected to report to the Parliament before the end of spring session in late June 2018; however, this has been delayed to date.

On December 13, 2018, Oyu Tolgoi received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group have been finalized and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament).

On May 3, 2019, a summary of the Working Group report was received by Oyu Tolgoi. On May 6, 2019, Oyu Tolgoi provided the Economic Standing Committee of the Parliament with a written response to the summary of the Working Group report. As an outcome of the hearing, a new working group of nine Members of Parliament was established to draft a resolution directing the Cabinet on actions related to Oyu Tolgoi. The newly established working group is in the process of drafting the resolution. The draft resolution is expected to be discussed during an extraordinary session to be held until September 1, 2019.

Anti-Corruption Authority information requests

June 30, 2019	Page| 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi LLC has received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi. The ACA has also conducted interviews in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi is complying with the ACA’s requests in accordance with relevant laws. To date, neither Turquoise Hill nor Oyu Tolgoi have received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

The Investment Agreement framework was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and Underground Plan has allowed for the development of Oyu Tolgoi in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from Oyu Tolgoi’s open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

B.	CORPORATE ACTIVITIES

Receipt of NYSE Non-Compliance Notification

The Company received an automatic notice from the New York Stock Exchange (the “NYSE”) on July 31, 2019 that the Company is no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common shares has fallen below US$1.00 per share over a consecutive 30 trading-day period. Under NYSE rules, the Company has six months from receipt of the notice to cure the share price non-compliance (or until the Company’s next annual meeting of shareholders if shareholder approval is required to effect such cure) and the Company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the Company’s common shares have a closing price of at least US$1.00 and an average closing price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period. The Company will notify the NYSE that it intends to pursue measures to cure the share price non-compliance. The Company is in compliance with all other NYSE continued listing standard rules. The Company’s common shares will continue to be listed and traded on the NYSE during the cure period, subject to compliance with the NYSE’s other continued listing standards. The notification from the NYSE does not affect the continued listing and trading of the Company’s common shares on the Toronto Stock Exchange. The Nasdaq, however, also has a US$1.00 minimum price listing standard and, if the closing price of the Company’s common shares is below US$1.00 for 30 consecutive business days, the Company expects to receive a notification of non-compliance from the Nasdaq and will respond to the Nasdaq in the same manner as it responds to the NYSE.

Director Resignation

On July 10, 2019, Turquoise Hill announced that the Company’s Board of Directors had accepted the resignation of director Dr. James Gill.

4.	INCOME AND OTHER TAXES

The Company recorded an income statement charge of $262.8 million for income and other taxes during the three months ended June 30, 2019, compared with a credit of $138.2 million in Q2’18. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement charges within income and other taxes for Q2’19 of $252.8 million. During Q2’19, there was a reduction to the amount of Mongolian deferred tax assets recognized of $241.8 million and a reduction to Canadian deferred tax assets of $11.0 million. Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses were assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognized in previous periods.

The adjustment in the quarter ended June 30, 2019 was primarily due to updated operating assumptions in mine planning during the period. This principally included the revised estimation of achievement of sustainable first production now being expected between May 2022 and June 2023 as well as the revised development capital spend for the underground project which may be increased by $1.2 billion to $1.9 billion above the $5.3 billion previously disclosed. The updated mine planning assumptions led to an increase in the amount of loss carry forwards and temporary differences estimated to expire unutilized.

A negative effective tax rate of approximately 50% during Q2’19 arose as the Company reported a loss from continuing operations before tax of $473.8 million, while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $262.8 million.

In Q2’18, the Company recognized additional deferred tax assets of $145.2 million. A negative effective tax rate of approximately 200% during Q2’18 arose as the Company reported income from continuing operations before tax of $66.3 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $138.2 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of 100%, primarily because of different tax jurisdictions applying different

June 30, 2019	Page| 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

tax to intercompany loan interest, and/or previously unrecognized deferred tax assets being recorded in the current period.

Additional income statement information, including income and other taxes relating to Oyu Tolgoi and the Company’s corporate operations is provided in Note 3 – Operating segment – to the consolidated financial statements.

5.	LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. Net cash generated from operating activities was $141.5 million in Q2’19 compared with net cash generated of $48.4 million in Q2’18. Cash generated from operating activities before interest and tax was $262.6 million in Q2’19 compared to $149.6 million in Q2’18 primarily reflecting the impact of higher sales revenue and benefits incurred from movements in working capital. Interest paid in Q2’19 totalled $139.8 million compared to $118.6 million in Q2’18 and income and other taxes paid in Q2’19 amounted to $3.6 million compared to $3.6 million in Q2’18. The increase in interest paid was due to higher LIBOR rates in the period.

Investing activities. Cash used in investing activities totalled $80.0 million in Q2’19, compared with $87.4 million in Q2’18. Cash used in investing activities in Q2’19 reflects capital expenditure of $335.0 million offset by a corresponding $255.0 million withdrawn from the Company’s Cash Management Services Agreement (CMSA), with the remaining capital expenditure funded by operating cash flows and surplus cash at Oyu Tolgoi. Under the CMSA, entered into on December 15, 2015 as part of Project Finance, amounts totalling $4.2 billion were placed in 2016 with a subsidiary of Rio Tinto. The resulting receivable, which represented substantially all of the net proceeds received on drawdown of the project finance facility in 2016, are returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. As of June 30, 2019, amounts totalling $2.8 billion have been withdrawn and provided to Oyu Tolgoi.6

Financing activities. There was no cash used in or generated from financing activities in Q2’19 compared to cash generated of $4.0 million in Q2’18.

Liquidity

As of June 30, 2019, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.6 billion (March 31, 2019: $1.5 billion) and consolidated working capital7 of negative $226.3 million (March 31, 2019: negative $139.5 million). The movement in working capital during Q2’19 was primarily due to a decrease in inventories positively impacted by improved customer collections and a rise in trade and other payables resulting from the impact of estimated weaker copper prices on the calculation of provisionally priced concentrate sales.

A $4.2 billion related-party receivable with a Rio Tinto subsidiary was recorded in 2016, representing net proceeds (after settlement of withholding taxes and transaction costs) from project finance tranches drawn down before June 30, 2016 and placed with Rio Tinto in accordance with the CMSA. Turquoise Hill draws upon this related-party receivable as required in order to fund development and financing of the underground mine. As of June 30, 2019, $2.8 billion had been re-drawn from this related-party receivable, leaving a balance of $1.4 billion.

Turquoise Hill believes that, based on its current cash position and the net project finance proceeds available to be re-drawn from the related-party receivable, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months. Consolidated working capital is expected to remain negative or below previously reported levels while expenditure on

[6]	Please refer to Section 2.A – OYU TOLGOI – on page 7 and to Section 13 – RELATED-PARTY TRANSACTIONS – on page 19 of this MD&A.
[7]	Please refer to Section 14 – NON-GAAP MEASURES – on page 20 of this MD&A for further information.

June 30, 2019	Page| 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

underground development continues and associated payables are recorded. Refer to further discussion of liquidity beyond the next 12-month period under “Funding of Oyu Tolgoi by Turquoise Hill”.

Capital resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, Oyu Tolgoi signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down at June 30, 2019. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of June 30, 2019, $2.8 billion had been advanced to Oyu Tolgoi, leaving a balance of $1.4 billion placed on deposit with Rio Tinto in accordance with the CMSA (out of the original net proceeds of $4.2 billion). The project finance lenders have agreed a debt cap of $6.0 billion thus allowing the potential for an additional $1.6 billion of supplemental debt to be raised in the future. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which includes the construction of a Tavan Tolgoi-based power project, for up to an amount equal to the estimated total cost of such a facility, including financing and related costs and fees, subject to the fulfilment of certain conditions. An estimate of the cost and means of financing for a power plant is expected to be completed in 2019. The Company is working with Oyu Tolgoi and Rio Tinto to assess the impact of the announced delays to sustainable first production on the project financing agreements and the Company’s obligations thereunder.

The Company’s accumulated deficit at June 30, 2019 was $4.0 billion, compared to $3.7 billion at December 31, 2018.

6.	SHARE CAPITAL

As of July 31, 2019, the Company had a total of 2,012,314,469 common shares outstanding.

7.	COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 5 – LIQUIDITY AND CAPITAL RESOURCES – on page 17 of this MD&A.

Copper and gold markets

Copper prices gained 3% in June, trading within a narrow range of $0.10 ($2.60-2.70/lb) and showing a marginally-positive trajectory over the month. Key drivers for the mild recovery included an increasingly dovish Federal Reserve, a stronger US Dollar, and the lack of any further escalation on trade war rhetoric from China or the US.

Spot treatment charges declined again in June, with the Fastmarkets index dropping to $52.4/t at the end of the month. Index liquidity has come down and smelter-trader spread has widened to $12/t, suggesting traders are chasing the market lower. Among Chinese smelters, those exposed to the spot market are likely to feel the pressure as they cannot withdraw from the market.

June 30, 2019	Page| 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Total global visible stocks dropped to 872kt at the end of June. The decline was mainly driven by withdrawal of copper from Shanghai bonded warehouses and Shanghai Futures Exchange. LME cancelled warrants as a proportion of total stock rose to 21% during June (the highest level since mid-May).

Gold prices broke through the multi-year resistance level of $1,350/oz and moved higher to reach $1,411/oz at the end of June, making this the strongest one-month rally in two years. Gold gains were triggered in mid-June by higher market expectations of interest rate cuts following dovish comments from the Federal Reserve, as well as lower confidence of a near-term trade war resolution.

Foreign exchange rates

Oyu Tolgoi’s sales are settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

8.	OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within Section 9 – CONTRACTUAL OBLIGATIONS, as at June 30, 2019. Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

9.	CONTRACTUAL OBLIGATIONS

The following table summarizes Turquoise Hill’s contractual obligations as at June 30, 2019.8

(Stated in $000’s of dollars)	Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Purchase obligations (1)	$686,668	$174,558	$480	$-	$861,706
Power commitments	115,039	230,078	115,671	-	460,789
Lease liabilities	7,645	1,909	13,792	2,665	26,011
Decommissioning obligations	-	-	-	275,354	275,354
Total	$809,352	$406,546	$129,943	$278,019	$1,623,860

(1)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.

10.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2018.

11.	RECENT ACCOUNTING PRONOUNCEMENTS

The accounting policies applied in the preparation of the condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018. In addition, the condensed interim consolidated

[8]	Please refer to Section 14 – NON-GAAP MEASURES – on page 20 of this MD&A for further information.

June 30, 2019	Page| 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

financial statements have been prepared in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2019 which included the impact of adoption and the accounting polices applied, with regards to IFRS 16, Leases, and IFRIC 23, Uncertainty of Income Tax Treatments, both of which were effective and have been applied from January 1, 2019.

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2019, and have not been applied in preparing the annual consolidated financial statements. None of the standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

12.	RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2018 and in its Annual Information Form (AIF) dated March 13, 2019 in respect of such period. In addition, the delays and cost estimates projected in this MD&A for the completion of the underground development, including in respect of timing of sustainable first production and the development capital spend for the project, may differ materially as a result of the outcome of the definitive estimate review and further technical work to be conducted in connection therewith.

13.	RELATED-PARTY TRANSACTIONS

As at June 30, 2019, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from March 31, 2019. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in $000’s of dollars)	2019	2018	2019	2018

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$ 2	$ 104	$ 69	$ 145
Management services payment (i)	$ (8,105)	(6,937)	(16,295)	(13,986)
Cost recoveries - Rio Tinto (ii)	$ (11,793)	(11,075)	(20,776)	(19,628)

Finance income:
Cash and cash equivalents (iii)	$ 5,069	5,121	10,935	9,024
Receivable from Rio Tinto (iv)	$ 18,722	32,658	40,994	64,931

Finance costs:

Completion support fee (v)	$ (27,170)	(27,087)	(54,340)	(54,162)
Total	$ (23,275)	$ (7,216)	$ (39,413)	$ (13,676)

June 30, 2019	Page| 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Statement of Cash Flows	Three Months Ended June 30,		Six Months Ended June 30,

(Stated in $000’s of dollars)	2019	2018	2019	2018

Cash generated from operating activities
Interest received (iii, iv)	$ 17,002	$ 16,654	$ 35,495	$ 32,631
Interest paid (v)	-	-	(78,395)	(11,918)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	255,000	230,000	530,000	550,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(13,743)	(16,060)	(30,335)	(35,872)

Balance sheets (Stated in $000’s of dollars)	June 30, 2019	December 31, 2018

Cash and cash equivalents (iii)	$741,711	$741,711
Trade and other receivables	12,130	15,641
Prepaid expenses and other assets	46,823	2,928
Receivable from related party and other non-current financial assets (iv)	1,356,284	1,886,284
Trade and other payables:
Management services payment - Rio Tinto (i)	(15,282)	(15,700)
Cost recoveries - Rio Tinto (ii)	(43,254)	(35,790)
Total	$2,098,412	$2,595,074

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At June 30, 2019, cash equivalents deposited with wholly-owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At June 30, 2019, amounts due from 9539549 Canada Inc. totalled $1,356.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

14.	NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other

June 30, 2019	Page| 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

June 30, 2019	Page| 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Six Months Ended)
C1 costs (Stated in $000’s of dollars)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cost of sales	224,656	239,622	393,790	408,491
Cost of sales: $/lb of copper sold	2.19	2.36	2.10	2.30
Depreciation and depletion	(54,546)	(64,086)	(99,175)	(119,696)
Provision against carrying value of copper-gold concentrate	86	(1,366)	1,533	-
Change in inventory	(34,275)	(30,207)	(27,843)	(14,821)
Other operating expenses	57,897	56,079	128,243	86,364
Less:
- Inventory (write-down) reversal	8,126	(4,693)	(4,432)	5,301
- Depreciation	(3,321)	(539)	(3,631)	(1,258)
Management services payment to Turquoise Hill	8,105	6,937	16,295	13,986
Operating cash costs	206,728	201,747	404,780	378,367
Operating cash costs: $/lb of copper produced	2.39	2.32	2.16	2.19
Adjustments to operating cash costs(1)	12,065	15,828	21,168	33,076
Less: Gold and silver revenues	(150,378)	(67,996)	(279,124)	(111,667)
C1 costs ($‘000)	68,415	149,579	146,824	299,776
C1 costs: $/lb of copper produced	0.79	1.72	0.78	1.74

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	5,759	7,372	10,303	12,265
Asset retirement expense	2,322	1,707	4,063	3,402
Royalty expenses	20,722	20,261	40,461	35,174
Ore stockpile and stores write-down (reversal)	(8,126)	4,693	4,432	(5,301)
Other expenses	696	211	259	173
Sustaining cash capital including deferred stripping	42,973	26,734	71,855	42,159
All-in sustaining costs ($‘000)	132,761	210,557	278,197	387,648

All-in sustaining costs: $/lb of copper produced	1.54	2.42	1.48	2.25

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined for the three months ended June 30, 2019 are calculated by reference to total mining costs of $49.9 million (Q2’18: $48.3 million) and total material mined of 24.4 million tonnes (Q2’18: 22.8 million tonnes).

Milling costs per tonne of ore treated for the three months ended June 30, 2019 are calculated by reference to total milling costs of $64.1 million (Q2’18: $68.3 million) and total ore treated of 10.4 million tonnes (Q2’18: 10.2 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

June 30, 2019	Page| 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	June 30, 2019	December 31, 2018
Inventories (current)	$208,430	$242,970
Trade and other receivables	38,486	30,264
Trade and other payables:
- trade payables and accrued liabilities	(414,667)	(395,883)
- payable to related parties	(58,536)	(51,490)
Consolidated working capital	$(226,287)	$(174,139)

Contractual obligations

Section 9 of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at June 30, 2019 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Purchase obligations	Power commitments	Lease liabilities	Decommissioning obligations

Commitments (MD&A)	$861,706	$460,789	$26,011	$275,354
Cancellable obligations	(709,393)	(115,671)	-	-
(net of exit costs)
Accrued capital expenditure	(114,343)	-	-	-
Discounting and other adjustments	-	-	(159)	(141,698)
Financial statement amount	$37,971	$345,118	$25,852	$133,656

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

16.	QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley, Chief Operating Officer of Turquoise Hill. Ms. Dudley is a “qualified person” as that term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

June 30, 2019	Page| 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

17.	CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company Mineral Resources and Mineral Reserves, readers should refer to the AIF of the Company for the year ended December 31, 2018, and other continuous disclosure documents filed by the Company since January 1, 2019 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

18.	FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions

June 30, 2019	Page| 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, the development options under consideration for the design of the Panel 0 and the related cost and schedule implications, timing and status of the Tavan Tolgoi-based power project, capital and operating cost estimates, timing of completion of the definitive estimate review, mill throughput anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0 and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of

June 30, 2019	Page| 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); the anticipated location of certain infrastructure and sequence of mining in Panel 0, projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 17 – CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

●

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

●

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

●

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

●

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services.

June 30, 2019	Page| 26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this MD&A are expressly qualified by this cautionary statement.

June 30, 2019	Page| 27

turquoisehill.com Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, BC, Canada V6C 1S4 TRQ : TSX, NYSE & NASDAQ Turquoise Hill is an international mining company focused on the operation and development of the Oyu Tolgoi copper-gold mine in southern Mongolia